SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

KINGOLD JEWELRY, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

49579A

(CUSIP Number)

December 22, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☐ Rule 13d-1(b)

          ☒ Rule 13d-1(c)

          ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49579A

1. NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Bright Vision Group Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 (a) ☐
 (b) ☒

3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

BVI

Number of Shares	5. Sole Voting Power 7,415,348
Beneficially Owned
by Each Reporting	8. Shared Dispositive Power -
Person With
6. Shared Voting Power –

7. Sole Dispositive Power 7,415,348

   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,415,348

  10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAI SHARES (SEE INSTRUCTIONS)
☐

  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.9%*

  12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO – Corporation

* based on 83,532,777 shares of common stock outstanding as of July 18, 2010.

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CUSIP No. 49579A

Item 1(a). Name of Issuer: Kingold Jewelry, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

15 Huangpu Science and Technology Park
Jiang'an District
Wuhan, Hubei Province, PRC 430023

Item 2(a). Name of Person Filing: Bright Vision Group Limited

Item 2(b). Address of Principal Business Office, or if None, Residence:

c/o ATC Trustees (BVI) Limited
2nd Floor, Abbott Building
Road Tow
Tortola  BVI

Item 2(c). Citizenship: BVI

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 49579A

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

     (b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) ☐ Investment company registered under Section 8 of the Investment Company Act.

     (e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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     (g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 7,415,348

(b) Percent of class: 8.9%*

(c) Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: 7,415,348

(ii)  Shared power to vote or to direct the vote: -

(iii) Sole power to dispose or to direct the disposition of
                  7,415,348

(iv)  Shared power to dispose or to direct the disposition of: -

* based on 83,532,777 shares of common stock outstanding as of July 18, 2010.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable

Item 8.  Identification and Classification of Members of the Group.

          Not applicable

Item 9.  Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2010
_______________________________
 (Date)

/s/ Xiao Ping
______________________________

Director
______________________________
 (Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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